Exhibit 99.1

Phoenix New Media Announces Loans to Yidian

BEIJING, January 28, 2016 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that its board of directors has authorized the Company to grant unsecured term loans (the “Loans”) to Particle Inc. (“Particle”) on or before May 31, 2016 in an aggregate principal amount of up to US$20 million at an interest rate of 4.35% per annum and with a term of twelve (12) months. Pursuant to the board approval, the Company granted an initial US$10 million loan to Particle on January 28, 2016 and expects to grant additional Loans to Particle subject to the limit set by the board.

Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news and life-style information application in China, which allows users to efficiently define and explore individualized content over mobile devices. The Company currently owns approximately 49.02% of the total outstanding shares of Particle (or 46.9% on a fully diluted basis assuming issuance of all shares reserved under Particle’s employee share option plan) and has the option to consolidate Particle’s financial statements into the Company once Yidian’s user base reaches a certain level.

Particle is required to use the proceeds of the Loans for its ordinary course working capital requirements.  Particle will not be required to provide any security or guarantees for the Loans.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.
In Beijing, China: Charles Eveslage
In New York City: Vera Tang
Tel: +1 (646) 277-1215
Email: investorrelations@ifeng.com